Agricore United™

RECEIVED

2005 OCT 26 P 3:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

05012088

October 24, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs or Madames: Agricore United

Re: ~~United Grain Growers Limited~~ – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - October 24, 2005 - (Press Release –Agricore United Partners With Bell Mobility to Offer Special Rates to Alberta and BC Members)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

PROCESSED

OCT 27 2005

THOMSON FINANCIAL

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

dw 10/27

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

SEC File No. 82-34725

Agricore United

AGRICORE UNITED PARTNERS WITH BELL MOBILITY TO OFFER SPECIAL RATES TO ALBERTA AND BC MEMBERS

October 24, 2005 (Winnipeg) - Agricore United has reached an agreement with Bell Mobility to provide Alberta and BC members with a special discounted cellular rate plan and value-added cellular services. Bell Mobility is the largest wireless service provider in North America, and has extensive cellular network coverage across Canada. With over 40 corporate-owned Bell stores spread throughout Alberta and Northeastern BC, from Lethbridge to Fort St. John, Bell Mobility is well equipped to meet the unique needs of Agricore United members. The package will include features that would normally be charged separately on other Bell cellular rate plans. Features such as voicemail, call display and free weeknight calling have been bundled into the Agricore United plan, making it very economical for members.

"In addition to the core package, other limited time specials and promotional offers will always be added to the Agricore United members' rate plan," says Cheryl Sewell, Industry Market Manager with Bell Mobility.

"This agreement with Bell will expand the cellular program Agricore United currently offers in Manitoba and will provide more members with savings on their cellular costs. Cellular phone costs for members continue to rise with most farms having more than one phone," says Maurice A. Lemay, Agricore United Alberta Vice-Chair.

"Safety is always a concern for our members. Introducing a value-added rate plan, like the one we've negotiated with Bell Mobility, helps to provide some peace of mind while ensuring members have the ability to be in contact, at any time, regardless of where they are, and at less cost than they are paying today," says Glennys Perkins, Manager, Agricore United Member Services.

Members who wish to purchase a phone on the Agricore United plan can visit any local Bell Store within Alberta or BC. To find the Bell Store in your area visit www.bell.ca/storelocator. Members who don't have a Bell store in their immediate area have the option of ordering a phone on their member rate plan by calling toll free in Northern Alberta/BC 1-866-623-2355, and in Southern Alberta 1-866-700-2355.

Agricore United members can receive more information on the program by going to the Agricore United web-site www.agricoreunited.com or by visiting their nearest Bell Store.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

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For more information contact:

Glennys Perkins
Manager, Member Services
(306) 791-7182
gperkins@agricoreunited.com